UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant's name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On May 10, 2019, Powerbridge Technologies Co., Ltd. (the “Company”) closed on the exercise in full of the over-allotment option to purchase an additional 262,500 ordinary shares, par value $0.00166667 per share (the “Ordinary Shares”) of the Company by Maxim Group LLC and The Benchmark Company, LLC, the representatives of the underwriters in connection with and the joint book running managers of the Company’s U.S. firm commitment underwritten initial public offering (“IPO”) (“Underwriters”), at the IPO price of $5.00 per share. As a result, the Company has raised gross proceeds of approximately $1.31 million, in addition to the IPO gross proceeds of $8.75 million, or combined gross proceeds in this IPO of approximately $10.06 million, before underwriting discounts and commissions and offering expenses. The Company’s shares trade on The Nasdaq Capital Market under the trading symbol “PBTS.”

In connection with the exercise in full of the over-allotment option, the Company issued a press release announcing the closing of the over-allotment option, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

Exhibit	Description

99.1	Press release dated May 10, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Ban Lor
Ban Lor Chief Executive Officer

Date: May 10, 2019

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